Exhibit 99.1

May 28, 2020

Virgil Roberts, Board Chair

Wayne-Kent A. Bradshaw, Chief Executive Officer

Broadway Financial Corporation

5055 Wilshire Boulevard, Suite 500

Los Angeles, CA 90036

Subject:	Revocation of Offer to Acquire Broadway Financial Corporation (“Broadway” or the “Company”)

Gentlemen:

We write on behalf of The Capital Corps, LLC (“The Capital Corps”) and its subsidiary, Commerce Home Mortgage, LLC (“Commerce”), which is your 9.6% shareholder. Based on our review of Broadway’s correspondence, recent public disclosures, and other factors, including as described below, we hereby revoke our offer to purchase Broadway’s outstanding shares at $1.75 per share.

The continuing lack of transparency and lack of candor by Broadway’s board of directors (the “Board”) in addressing our offer to purchase Broadway’s shares and Commerce’s lawful requests for access to books and records under California and Delaware law suggest Broadway suffers serious weaknesses in its financial controls and corporate governance.

As a first step to remedy Broadway’s fiduciary breaches, today Commerce filed a lawsuit in the Superior Court of California for the County of Los Angeles seeking Broadway’s compliance with our lawful demand to inspect the Company’s books and records prior to the occurrence of the 2020 annual meeting. Broadway is indefensibly hiding material information from shareholders and avoid transparency and accountability.

The Company’s cynical claim that it will not honor our inspection rights because it cannot confirm that we are actually shareholders of Broadway should alarm all shareholders.1 Broadway was itself a signatory of the share purchase agreement by which we acquired our 9.6% stake in its voting common shares in May 2019. Moreover, Broadway’s position contradicts the Company’s own public disclosures of our ownership in its Forms 10-K/A on April 29, 2020 and May 19, 2020 and in its subsequent proxy statement, as certified personally by the Company’s Chief Executive Officer and Chief Financial Officer and filed with the Securities and Exchange Commission. These inconsistencies alone raise serious questions about the Company’s candor and the Board’s view of its fiduciary duties to shareholders.

[1]

Your attorney responded to our demand in a letter dated May 15, 2020 claiming “Such rights are only available to stockholders of record. I am informed that neither Commerce Home Mortgage, LLC nor any of the other apparently related persons or entities named in your prior correspondence appear in the Company’s list of stockholders.” Your chairman Virgil Roberts personally endorsed this bad faith argument, emailing to Commerce’s Chairman that this was a “Good letter.”

https://www.thecapitalcorps.com

The Board has and continues to engage in a pattern and practice designed to obstruct transparency, thus causing direct harm to shareholders. For example, on April 6, 2020, the Company filed an amendment to its Form 10-K “to correct Exhibit 10.7, Employment Agreement, dated as of March 22, 2017, for [CEO] Wayne-Kent A. Bradshaw.” This amendment included—without any further explanation—a “corrected” version of the CEO’s employment agreement entered into more than three years ago. While the Company did not disclose what corrections were made or why, our review of the newly filed agreement reveals that important changes were made to at least the provisions in Section 6 relating to Mr. Bradshaw’s change-of-control payments.

It is highly unusual to “correct” a three-year-old agreement. Moreover, backdating of documents, including relating to executive compensation, may be a violation of law and securities regulations. One concern is that contrary to the Company’s public disclosure, the agreement was in fact amended after our initial buyout proposal to change provisions that would have subjected Mr. Bradshaw to a 20% excise tax on his outsized2 change-of-control package under Internal Revenue Code Section 409A. At a minimum, the Company’s disclosure of this amendment and the reasons behind it is inadequate and demonstrates material flaws in the Company’s system of financial controls. It is unacceptable that shareholders cannot rely on the accuracy of the CEO’s employment contract on file for three years. In fact, Commerce and other shareholders relied on the accuracy of the CEO contract disclosure at the time they determined to acquire their interests in Broadway. We are now concerned that this post-effective reformation of a non-compliant deferred compensation arrangement raises securities and tax concerns that may expose the Company, and all shareholders including Commerce, to significant liability.

As an additional example, Commerce has been informed of serious executive misconduct that has been alleged by an employee at Broadway that has not been disclosed to shareholders. This too raises serious issues of contingent liabilities, company disclosures, and “tone at the top.” We will be seeking further information relating to these whistleblower allegations.

It therefore shouldn’t surprise us that Broadway’s Board operates in many ways in contravention of the most basic governance principles of ISS and Glass Lewis and market norms of disclosure. Among other major problems, Broadway hides behind a staggered board, a non-shareholder-approved poison pill that lacks any justification, director elections without a majority vote requirement, and no public disclosure of Risk Factors in its Form 10-K (enabled only by its falling market capitalization).3

Shareholders are owed, and the law requires, transparency by the Board alongside clear and accurate disclosures to allow appropriate decisions relating to their shares. It is therefore no longer prudent for us to engage in purchase discussions with Broadway at this time. In fact we must consider the risks of continuing to hold our shares in Broadway absent full and accurate disclosures by the Company.

While we are forced to pursue our inspection rights through the courts, we reiterate our belief that Broadway owes all shareholders the answers to at least the following questions:

1.	How does Broadway intend to return to profitability?

[2]

Broadway has burdened its shareholders with change of control payments in favor of four senior officers totaling approximately 7% of its book value. These payments were set to expire, but it appears that the Board elected to extend these excess payments following our offer to acquire the Company. The decision to re-commit to such payments may breach director fiduciary duties to the detriment of shareholders given there is no intent by Commerce to retain management upon a change of control.

[3]

We expect Broadway’s counsel will advise us that Risk Factors disclosures are not required by law because Broadway’s market capitalization does not exceed $75 million. Of course, this response would be consistent with the Board’s established approach of avoiding any disclosure they feel they can.

2.	Are Broadway’s NOLs at risk of being lost?
3.	What is Broadway’s plan to ensure shareholders achieve a present value above $1.75 per share?
4.	Why hasn’t Broadway designated African-American borrowers as a target market for its CDFI certification?
5.	Did Broadway make any loans to any African-American borrowers in 2019?
6.	Did Broadway make any loans to any Hispanic/Latino borrowers in 2019?
7.	Did Broadway make any loans to any low-income borrowers in 2019?
8.

Does Broadway have the liquidity to pay its interest expense at its holding company absent receipt of waivers from the Office of the Comptroller of the Currency from regulations that restrict the payment of dividends that exceed earnings?

9.	Did Broadway’s Board received a fairness opinion relating to the level of change of control payments it has issued to the management team (over 7% of market capitalization) following our LOI?
10.	Does Broadway believe its current level of Allowance for Loan and Lease Losses (ALLL) is sufficient post-COVID?

We request Broadway reasonably delay its 2020 shareholder meeting until we are provided the books and records shareholders have legally requested. Shareholders must be provided with adequate time to evaluate and consider the materials as well as the responses Broadway provides to the questions above. All shareholders deserve full transparency, just as those individuals in Los Angeles’ underserved urban communities deserve the support that Broadway’s mission statement purports to provide.

As major shareholders, we continue to explore the appropriate avenue through which to address the concerns we now have relating to the Board’s faithfulness to its fiduciary duties, the accuracy and completeness of its public disclosures, conflicts of interest, and the control environment at Broadway. We are concerned that Broadway is not fulfilling the mission that our capital is dedicated to financing due to our status as a CDFI, and look forward to better evaluating Broadway’s compliance with its mission as well.

Sincerely,

/s/ Mayor Antonio Villaraigosa Mayor Antonio Villaraigosa	/s/ Carlos Salas Carlos Salas
Board Chair	Director, The Capital Corps, LLC
The Capital Corps, LLC	Board Chair, Commerce Home Mortgage, LLC